UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One)   [ ] Form 10-K   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For the Period Ended:             March 31, 2000
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type:
 Nothing in this form shall be construed to imply that the Commission has verified any information contained Herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

I-LINK INCORPORATED
Full Name of Registrant

Former Name if Applicable

13751 S. Wadsworth Park Drive , Suite 200
Address of Principal Executive Office (Street and Number)

Draper, Utah  84020
City, State, and Zip Code





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PART II - RULES 12b-25 AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [XX]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [XX]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  [  ]  (c)  The accountant's statement or other exhibit required by Rule
             12B-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     See Attached Exhibit A

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            James Giauque               (801)               576-5000
               (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s).     [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     position thereof?     [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attached Exhibit B



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                             I-LINK INCORPORATED
                 (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2000      By:  /s/ John M. Ames
                              John M. Ames, CPA, Acting Chief Financial Officer

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                      Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with this form will be made a matter of public record in the Commission file.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely report a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.












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                                 EXHIBIT A

PART III - NARRATIVE

The unaudited financial statements of I-Link Incorporated (the "Registrant") will not be completed by May 15, 2000, the last day for a timely filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

The Registrant was unable to compile information required for complete and accurate disclosure as required by Form 10-Q and Regulation S-X in order to timely file Form 10-Q.

The Registrant undertakes to file its Form 10-Q no later than the fifth day following the due date.








































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                                   EXHIBIT B

PART IV (3)

The Company anticipates that its results of operations for the quarter ending March 31, 2000 will reflect a net loss significantly less than its reported net loss for the quarter ended March 31, 1999. The decrease in net loss is primarily the result of an increase in total revenues. The increase in revenues is primarily due to increased revenue from technology licensing and development, which increase was offset by a decrease in telecommunication services revenues. The decrease in telecommunication revenues was anticipated and is a direct result of the agreement with Big Planet effective February 15, 2000. Prior to February 15, 2000, the Company's telecommunication services revenues were primarily dependent upon the sales efforts of independent representatives (IRs) functioning within a Network Marketing channel of distribution. These revenue sources were recorded at retail. Under terms of the agreement, I-Link's independent network marketing sales force (the IR's) transitioned to Big Planet. A substantial decrease in telecommunication services revenues for the quarter ended March 31, 2000 was the financial impact as the Company sells its services to the same subscribers but through Big Planet at wholesale prices. The ultimate impact on operations for the quarter ended March 31, 2000 is presently being determined and accordingly cannot be quantified as of this date.
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